UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Fathom Digital Manufacturing Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y 103

(CUSIP Number)

John R. May

c/o CORE Industrial Partners GP I, LLC

110 N Wacker Drive, Suite 2200

Chicago, IL 60606

(312) 566-4880

Copy to:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,168,894(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,168,894(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,894(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%(3)
14	TYPE OF REPORTING PERSON PN

(1)

This number excludes 235,875 unvested shares of Class A Common Stock of the Issuer, par value $0.0001 per share (“Class A Common Stock”) owned by the Reporting Person that are subject to forfeiture (the “Earnout Shares”). The Earnout Shares will vest in three equal tranches, with each tranche vesting at each of the following share price thresholds: $12.00, $15.00 and $20.00. The achievement of the price threshold will be determined based on a volume-weighted average price (“VWAP”) of the Class A Common Stock for 20 trading days within any 30 trading day period or a change of control transaction of the Issuer that implies the same per share value as the applicable price threshold. The earnout period will be five years from the date of the closing of the transactions contemplated by the Business Combination Agreement, dated as of July 15, 2021 and amended on November 16, 2021, by and among the Issuer, Fathom Holdco, LLC, certain of the Reporting Persons and the other parties thereto, or December 23, 2026. If such vesting requirements are not achieved during the five-year earnout period, the Earnout Shares will be forfeited.

(2)	Power is exercised through the Reporting Person’s general partner, CORE Industrial Partners GP I, LLC (“CORE Fund I GP”) and its sole managing member, John R. May.
(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer) as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2023 (the “Form 10-Q”) and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,007(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,007(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This number excludes 83,441 Earnout Shares owned by the Reporting Person.
(2)	Power is exercised through the Reporting Person’s general partner, CORE Fund I GP and its sole managing member, John R. May.
(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS CORE Industrial Partners GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,289,901(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,289,901(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,901(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This number excludes 319,316 Earnout Shares controlled by the Reporting Person.
(2)	Reporting Person holds power over shares owned by the CORE Funds. Power is exercised through the Reporting Person’s sole managing member, John R. May.
(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS John R. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,289,901(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,289,901(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,901(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This number excludes 319,316 Earnout Shares controlled by the Reporting Person.
(2)

John R. May is the sole managing member of CORE Fund I GP, and in that capacity may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by CORE Fund I GP. CORE Fund I GP holds power over shares held by the CORE Funds.

(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2022, as amended by Amendment No. 1 filed with the SEC on April 10, 2023, Amendment No. 2 filed with the SEC on November 24, 2023, and Amendment No. 3 filed with the SEC on February 20, 2024 (as amended, the “Existing Schedule”) relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Fathom Digital Manufacturing Corporation, a Delaware corporation (the “Company” or the “Issuer”). Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Statement is hereby amended and supplemented to include the following information and to incorporate by reference the information set forth in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Statement is hereby amended and supplemented to include the following information:

Unsecured Promissory Note and Guarantee Agreement

On March 29, 2024, Fathom Manufacturing, LLC (the “Borrower”), an indirect wholly-owned subsidiary of the Company, entered into an Unsecured Promissory Note (the “Promissory Note”) in favor of CORE Fund I, on behalf of the CORE Funds. Pursuant to the Promissory Note, the Borrower may incur, and the CORE Funds have collectively committed to provide, on an unsecured basis, up to $2.5 million of term loans that will mature on September 30, 2024 and will accrue interest, payable in kind, at the rate of 5% per annum. Term loans made under the Promissory Note are expected to be used for working capital purposes. The Borrower may prepay the term loans from time to time without any premium or penalty. CORE Fund I is affiliated with CORE Industrial Partners, LLC. Affiliates of CORE Industrial Partners, LLC collectively own approximately 63% of the outstanding voting securities of the Company.

Concurrent with the execution of the Promissory Note, certain indirect wholly-owned subsidiaries of the Company (including the Borrower) (collectively, the “Guarantors” and each, a “Guarantor”) entered into a Guarantee Agreement dated as of March 29, 2024 (the “Guarantee Agreement”) pursuant to which the Guarantors have agreed to guarantee, on an unsecured basis, in full the payment and performance of the obligations of the Borrower under the Promissory Note.

Consistent with the Company’s Related Person Policy and Procedures, the foregoing transactions were approved by the Audit Committee of the Board of the Company. Additionally, the foregoing transactions were approved by the Special Committee.

The foregoing descriptions of the Promissory Note and the Guarantee Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full texts of the Promissory Note and the Guarantee Agreement, respectively, copies of which are attached hereto as Exhibits 13 and 14, respectively, and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a)	The aggregate number and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

CORE Industrial Partners Fund I, L.P., a Delaware limited partnership (“CORE Fund I”) is the direct beneficial owner of 3,168,894 shares of Class A Common Stock, which constitutes 46.4% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B common stock, par value $0.0001 per share (“Class B Common Stock”)).

2.

CORE Industrial Partners Fund I Parallel, L.P., a Delaware limited partnership (“Core Parallel Fund I” and, together with CORE Fund I, the “CORE Funds”) is the direct beneficial owner of 1,121,007 shares of Class A Common Stock, which constitutes 16.4% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

3.

As a result of its role as the general partner of each of the CORE Funds, CORE Industrial Partners GP I, LLC, a Delaware limited liability company (“CORE Fund I GP”) is the indirect beneficial owner of 4,289,901 shares of Class A Common Stock, which constitutes 62.8% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

4.

As a result of his role as the sole managing member of CORE Fund I GP, John R. May, a natural person residing in the State of Florida and a citizen of the United States of America, may be deemed the indirect beneficial owner of 4,289,901 shares of Class A Common Stock, which constitutes 62.8% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

(b)

The CORE Funds, CORE Fund I GP and John R. May are each individually referred to as a “Reporting Person” and collectively, as the “Reporting Persons.” The power to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

CORE Fund I has shared voting power and shared dispositive power with respect to 3,168,894 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

2.

CORE Parallel Fund I has shared voting power and shared dispositive power with respect to 1,121,007 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

3.

CORE Fund I GP has shared voting power and shared dispositive power with respect to 4,289,901 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

4.

John R. May has shared voting power and shared dispositive power with respect to 4,289,901 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

(c)

There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Class A Common Stock reported on Amendment No. 3 to the Schedule 13D filed with the SEC on February 20, 2024.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Statement is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Statement is hereby amended and restated as follows:

Exhibit No.	Description

1	Business Combination Agreement, dated July 15, 2021 (incorporated by reference to Annex C of the Issuer’s 424B3, filed on December 3, 2021).

2	Amendment No. 1 to the Business Combination Agreement, dated November 16, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 16, 2021).

3	Investor Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

4	Registration Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

5	OpCo Operating Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

6	Amended and Restated Tax Receivable Agreement, dated April 4, 2023 (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on April 7, 2023).

7	Joint Filing Agreement, dated January 3, 2022 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D filed on January 3, 2022).

8	Proposal Letter, dated November 22, 2023, from CORE to the Special Committee (incorporated by reference to Exhibit 8 to the Reporting Persons’ Existing Schedule filed on November 24, 2023).

9	Agreement and Plan of Merger, dated as of February 16, 2024, by and among Fathom Digital Manufacturing Intermediate, LLC, Fathom Digital Manufacturing Merger Sub, Inc., Fathom Digital Manufacturing Merger Sub 2, LLC, Fathom Holdco, LLC, and Fathom Digital Manufacturing Corporation (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

10	Amendment No. 1, dated as of February 16, 2024 to the Amended and Restated Tax Receivable Agreement, dated as of April 4, 2023, by and among Fathom Digital Manufacturing Corporation, Fathom Holdco, LLC, and certain other parties thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

11	Amendment No. 1, dated as of February 16, 2024 to the Second Amended and Restated Limited Liability Agreement of Fathom Holdco, LLC dated as of December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

12	Support Agreement, dated as of February 16, 2024, by and among Fathom Digital Manufacturing Corporation, Fathom Digital Manufacturing Intermediate, LLC, and the stockholders party thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

13	Unsecured Promissory Note, dated as of March 29, 2024, by and among Fathom Manufacturing, LLC, CORE Industrial Partners Fund I, L.P. and CORE Industrial Partners Fund I Parallel, L.P. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on April 2, 2024).

14	Guarantee Agreement, dated as of March 29, 2024, by and among certain indirect wholly-owned subsidiaries of Fathom Digital Manufacturing Corporation and CORE Industrial Partners Fund I, L.P. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on April 2, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

JOHN R. MAY

/s/ John R. May
Name:	John R. May, Individually